

October 28, 2015

<u>Via E-mail</u>
Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, California 90067

   Re: **Zions Bancorporation**
       Schedule TO-I
       Filed October 19, 2015
       File No. 005-15790

Dear Mr. Brown:

   We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

   Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

<u>General</u>

1. As discussed during our telephone call on October 27, 2015, please revise the disclosure to explain how the proration mechanism works and indicate whether and how accrued dividends to be paid to tendering holders are included in such calculation.

2. We note that the Series G Depositary Shares are traded on the New York Stock Exchange. Please provide an analysis explaining the basis upon which you have concluded that the purchase of this series of securities is not subject to Exchange Act Rule 13e-3. Please also advise whether the Series I Shares and Series J Shares are

subject to Exchange Act section 15(d). If so, please expand your analysis to include these two series of securities as well, specifically addressing Rule 13e-3(a)(3)(ii)(A) .

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions